TO:      Members of the Bank Group of Philip Services Corp.

DATE:    January 21, 1999

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In correspondence dated January 14, 1999 an offer was made to purchase bank debt of Philip Services on the terms set forth therein. That offer is hereby withdrawn. However, High River and Foothill and their respective affiliates reserve the right to purchase or sell Philip Bank Debt at any time and from time to time on terms which may be agreeable to them in their sole discretion.


HIGH RIVER LIMITED PARTNERSHIP                  FOOTHILL PARTNERS III, L.P.
BY: RIVERDALE LLC                               BY: DENNIS R. ASCHER
ITS: GENERAL PARTNER                            ITS: MANAGING GENERAL PARTNER

/S/ CARL ICAHN                                  /S/ DENNIS R. ASCHER